Exhibit 6.2

AMENDMENT TO THE LOAN AGREEMENT

December 27th 2016

This amends the Repayment of the the Loan Agreement ("Agreement") dated October 25th 2016 between the parties.

BETWEEN: CIRBIN INC (the "Lender"), a corporation organized and existing under the laws of the Québec, Canada with its head office located at:

1351 Ampère, suite F,

Boucherville, Québec J4B 5Z5

Canada

AND: CAMPAGNA MOTORS USA (the "Borrower"), a corporation organized and existing under the laws of Delaware, USA, with its head office located at:

100 Walnut St.

Champlain, NY 12919

USA

The payment schedule for the advances made by CIRBIN INC. to CAMPAGNA MOTORS USA INC will start at the latest 30 days after the end of the funding round, or at any date prior and mutually agreed by both parties.

All other clauses remain in effect.

_______________________	_______________________
André Morissette	André Morissette
President	President
CIRBIN INC.	Campagna Motors USA Inc.